SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of March, 2021

Commission File Number 1565025

AMBEV S.A.

(Exact name of registrant as specified in its charter)

AMBEV S.A.

(Translation of Registrant's name into English)

Rua Dr. Renato Paes de Barros, 1017 - 3rd Floor
04530-000 São Paulo, SP
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

AMBEV S.A.

CNPJ/ME No. 07.526.557/0001-00

NIRE 35.300.368.941

(“Company”)

NOTICE OF CAPITAL INCREASE APPROVED BY THE BOARD OF DIRECTORS

(Pursuant to Exhibit 30-XXXII of the Brazilian Securities and Exchange Commission’s Normative Ruling No. 480/09)

The Board of Directors approved and homologated, in a meeting held on March 29, 2021 at 10:00 pm, pursuant to the terms of Article 6 of the Company’s Bylaws and Article 168 of Brazilian Law No. 6,404/76, the issuance of new common shares as a result of the exercise, by certain beneficiaries, of options granted under the “First Program for the year of 2016 of the Company’s Stock Option Plan”, approved by the Board of Directors on March 2, 2016, within the scope of the Stock Option Plan, as approved by the Shareholders’ General Meeting held on July 30, 2013.

I.       Date of approval of the stock option plan by the Shareholders’ General Meeting

The Stock Option Plan was approved by the Shareholders’ General Meeting held on July 30, 2013.

II.       Capital Increase Amount and New Capital Stock

Capital increase amount	BRL 73,189,946.00
New capital stock	BRL 57,972,262,719.68

III.       Amount of issued shares per type and class

4,010,408 new common shares with no par value.

IV.       Issuance price of the new shares

Issuance price per share	BRL 18.25

V.       Price for each of the issuer’s types and classes of shares in the respective markets in which the shares are negotiated, identifying:

i.             Lower, average and highest market price on each of the last three (3) years

Price (1)	2020 BRL	2019 BRL	2018 BRL
Lower	10.75	15.33	14.32
Average	13.73	17.20	18.78
Highest	18.72	19.58	22.97

(1) Historical price adjusted in order to reflect payments of interest on own capital, as well as dividend distributions.

ii.       Lower, average and highest price on each quarter of the last two (2) years

Price (1)	4Q2020 (BRL)	3Q2020 (BRL)	2Q2020 (BRL)	1Q2020 (BRL)	4q2019 (BRL)	3Q2019 (BRL)	2Q2019 (BRL)	1Q2019 (BRL)
Lower	11.87	11.73	10.82	10.75	16.86	17.35	16.07	15.74
Average	14.03	13.06	12.11	15.61	17.89	18.55	17.07	17.03
Highest	15.95	14.89	14.22	18.72	19.22	20.10	18.00	18.27

(1) Historical price adjusted in order to reflect payments of interest on own capital, as well as dividend distributions.

iii.        Lower, average and highest price on each month of the last six (6) months

Price (1)	03/2021(2) (BRL)	02/2021(BRL)	01/2021(BRL)	12/2020 (BRL)	11/2020(BRL)	10/2020(BRL)
Lower	13.77	14.02	15.11	14.30	12.45	11.87
Average	14.95	14.99	15.89	15.14	14.01	13.00
Highest	15.54	15.68	16.80	15.95	15.06	13.83

(1) Historical price adjusted in order to reflect payments of interest on own capital, as well as dividend distributions.

(2) up to March 24, 2021.

iv.        Average price on the last ninety (90) days

Price (1)	90 days (BRL)
Average	15.31

(1) Historical price adjusted in order to reflect payments of interest on own capital, as well as dividend distributions.

VI.       Potential dilution percentage arising from the issuance

Potential Dilution percentage (in relation to number of shares)	0.025487%
Potential Dilution percentage (in relation to the capital stock)	0.126410%

***

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 29, 2021

AMBEV S.A.

By:	/s/ Lucas Machado Lira
Lucas Machado Lira Chief Financial and Investor Relations Officer